FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001 -56

NOTICE TO SHAREHOLDERS

     We hereby inform the Shareholders of Companhia Brasileira de Distribuição (“CBD” or “Company”) and to the public in general that, at the Company’s General Shareholders’ Meeting held on July 6, 2009, the following items were approved:

     (i) the acquisition, as provided for in the Share Purchase Agreement entered into on June 7, 2009, subject-matter of the Material Event published on June 8, 2009 (“Agreement”), by Mandala Empreendimentos e Participações S.A. (“Mandala”), the Company’s subsidiary, of 86,962,965 non-par, registered, common shares, representing 70.2421% of the total and voting capital stock of Globex Utilidades S.A. (“Globex”), held by Globex’s controlling shareholders, for R$9.4813 per share, in the total amount of R$824,521,960.00, of which R$373,436,536.00 paid in cash, and R$451,085,424.00 paid in one installment, in the 4th anniversary of the effective date of share acquisition referred to in this item and subsequent transfer to Mandala. The installment portion shall be adjusted according to the CDI variation in the period between the 90th day after the execution date of the Agreement and the date of its effective payment, pro rata temporis (“Operation”);

     (ii) the alteration of the name of the existing preferred shares issued by the Company under the ticker symbol PCAR4 to Class A preferred shares, without altering their rights (“Class A preferred shares”), which shall be traded as Class A preferred shares under the ticker symbol PCAR5 as of July 7, 2009;

     (iii) the creation of the Company’s Class B preferred shares, not entitled to vote, with no par value, which will entitle its holders to (i) an annual fixed dividend of R$0.01 per share, and (ii) preemptive right in the reimbursement in the event that CBD is liquidated ( “Class B preferred shares”). The Class B preferred shares shall not be traded, sold, assigned, disposed of or transferred, directly or indirectly, under any manner, whether on the stock exchange or by means of private transactions;

     (iv) the Company’s capital stock increase in the amount of R$664,361,840.00, by the exclusive issue of Class B preferred shares, in the number of 16,609,046 Class B preferred shares at the issue price of R$40.00 per share, defined according to the item I of paragraph 1 of Article 170 of Law 6,404/76. The Company may partially ratify the capital stock increase, observing the minimum amount of R$496,193,960.00, correspondent to 12,404,849 Class B preferred shares;

          (iv.1) the current Company’s shareholders will have preemptive right ensured by law in the subscription of Class B preferred shares, provided that in this case, the payment shall be made in cash, in domestic currency;

          (iv.2) Globex’s controlling shareholders, as well as Globex’s Shareholders who adhere to the Agreement may subscribe Class B preferred shares. In the event that the Class B preferred shares are subscribed by Globex’s shareholders, as provided for in the Agreement, the Company shall accept as payment only the credits held against Mandala by Globex’s shareholders who adhered to the Agreement, deriving from the installment portion of the purchase price of their respective shares;

          (iv.3) the Class B preferred shares shall be converted into Class A preferred shares according to the schedule bellow, being ensured that the Class A preferred shares resulting from the conversion of the Class B preferred shares shall be entitled to the same rights as the other outstanding Class A preferred shares, in effect at the time of each conversion, including full receipt of dividends, interest on equity and capital remunerations that may be declared by the Company as of the date of each conversion:

a. 32% of the total issued Class B preferred shares shall be converted within five (5) consecutive days as of the date of ratification, at the Company’s Extraordinary General Meeting specifically called for this purpose, of the capital stock increase resolved on and approved at the General Shareholders’ Meeting held on July 6, 2009;

b. 28% of the total issued Class B preferred shares shall be converted, on January 7, 2010, which corresponds to the six (6)-month term, as of the first business day after the General Shareholders’ Meeting held on July 6, 2009;

c. 20% of the total issued Class B preferred shares shall be converted, on January 7, 2010, which corresponds to the twelve (12)-month term, as of the first business day after the General Shareholders’ Meeting held on July 6, 2009; and

d. 20% of the total issued Class B preferred shares shall be converted, on January 7, 2011, which corresponds to the eighteen (18)-month, as of the first business day after the General Shareholders’ Meeting held on July 6, 2009.

     (v) the realization, by Mandala, of tender offer for shares issued by Globex held by shareholders other than the controlling shareholders, in compliance with Article 254-A of Law 6,404/76 and CVM Rule 361/02, for R$7.59 per share, corresponding to 80% of the price to be paid to the controlling shareholders, of which R$3.44 per share shall be paid in cash and R$4.15 per share in one installment, in the 4th anniversary of the effective date of acquisition of a controlling stake in Globex, with their effective transfer to Mandala, adjusted according to the CDI variation in the period between the 90th day after the execution date of the Agreement, June 7, 2009, and the date of its effective payment, pro rata temporis.

1. TO THE COMPANY’S SHAREHOLDERS

     1.1. Subscription Rights. All those who hold shares issued by the Company on July 6, 2009 shall be entitled to preemptive right in the subscription of Class B preferred shares. The shares issued by the Company acquired as of July 7, 2009 shall not be entitled to the subscription right resulting from the capital increase approved as provided for in above item (iv).

     1.2. Preemptive Right Ratio. The preemptive right shall be exercised by the Company’s shareholders proportionally to their interest in the capital stock, at the ratio of 7.003400833%, as provided for in the “caput” of Article 171 of the Brazilian Corporation Law, considering the maximum amount of capital increase.

     1.3. Term for Share Subscription. The preclusive term of forty-five (45) days for the Company’s shareholders to exercise their preemptive right in the subscription of Class B preferred shares shall begin on July 8, 2009 and end on August 21, 2009.

     1.4. Means of Payment. The Company’s shareholders who exercise their preemptive right in the subscription of Class B preferred shares shall pay in cash, in domestic currency.

     1.5. Issue Price and Justification. The issue price of new shares was established at forty reais (R$40.00) per Class B preferred share issued, based on the average closing price of the preferred shares issued by the Company, PCAR4, weighted by volume in the last ten (10) trading sessions of BM&FBovespa – Securities, Commodities and Futures Exchange (“BM&FBOVESPA”) immediately before the execution date of the Agreement, added by a 9.35% premium.

     1.6. Procedure for Share Subscription.

          1.6.1. Each shareholder may, upon subscription, observing the procedure set forth in item 1.7.1 below, condition the subscription of the capital increase to which he or she is entitled:

(i)	to the subscription of a maximum number of shares, as provided for in item (iv) above (16,609,046 shares); or

(ii)	to the subscription of a ratio or minimum number of shares, which shall not be lower than the minimum number of shares set forth in item (iv) above (12,404,849 shares).

          1.6.2. In case the shareholder fails to present, upon subscription, the condition associated to his or her subscription, the intention of the shareholder to subscribe the capital increase will be considered firm, unconditional, without withdrawal rights, except for the acquisition of the minimum amount of capital increase set forth in item (iv) above.

         1.6.3. In the case of item 1.6.1(ii) above, the shareholder shall, upon subscription, specify if he or she intends to receive the total number of the shares that he or she subscribed or only the necessary amount to maintain his or her interest in the Company’s capital stock, as before this subscription, unchanged and in this case, the overpaid amount shall be refunded, without monetary restatement, by the Company to the shareholder within ten (10) business days, upon the transfer of the referred amount to the checking account specified by the shareholder on the subscription list, as provided for in item 1.7.1 below.

          1.6.3.1. Similarly, in the event that the condition, as provided for in item 1.6.1(i) or 1.6.1(ii), where applicable, established by the shareholder, is not implemented, the total amount paid by the shareholder shall be refunded, without monetary restatement, by the Company, also against transfer of the referred amount to the checking account specified by the shareholder on the subscription list, as provided for in item 1.7.1 below. In the absence of expression, it shall be assumed that the shareholder intends to receive the total number of shares subscribed by him or her.

          1.6.4. After the term aforementioned in 1.3 expires, as provided for in subparagraph “b”, paragraph 7, Article 171 of the Brazilian Corporation Law, unsubscribed shares will be apportioned among the shareholders who have expressed their interest in them, and these shareholders shall subscribe them within five (5) business days as of the date when the unsubscribed shares are determined and announced.

          1.6.5. In the event that some shares remain unsubscribed after the apportionment aforementioned in item 1.6.4, they shall be allocated to the shareholders of Globex, as and, if necessary, to serve Globex’s shareholders who adhere to the Agreement, in the exact limit of their credits. Once the procedures described in this item 1.6.5 are concluded, in case the maximum amount set forth in item (iv) is not reached and since the minimum amount set forth in the same item is reached, a partial Company’s capital stock increase shall be ratified.

     1.7. Instructions for Share Subscription and Assignment of Subscription Rights.

          1.7.1. The Company’s shareholders may exercise their subscription rights exclusively at one of Banco Itaú S.A.’s branches listed below by paying the subscription amount and filling out its respective list, which shall be available as of July 8, 2009.

BRASÍLIA SPECIALIZED SECURITIES BRANCH
SCS Quadra 3 – Edif. D’Angela, 30 – Bloco A, Sobreloja
Centro – Brasília/DF
CEP: 70300-500

BELO HORIZONTE SPECIALIZED SECURITIES BRANCH
Av. João Pinheiro, 195 – Subsolo
Centro – Belo Horizonte/MG
CEP: 30130-180

CURITIBA SPECIALIZED SECURITIES BRANCH
R. João Negrão, 65 – Sobreloja
Centro – Curitiba/PR
CEP: 80010-200

PORTO ALEGRE SPECIALIZED SECURITIES BRANCH
R. Sete de Setembro, 746 – Térreo
Centro – Porto Alegre/RS
CEP: 90010-190

RIO DE JANEIRO SPECIALIZED SECURITIES BRANCH
R. Sete de Setembro, 99 – Subsolo
Centro – Rio de Janeiro/RJ
CEP: 20050-005

SÃO PAULO SPECIALIZED SECURITIES BRANCH
R. Boa Vista, 176 – 1 Subsolo
Centro - Sao Paulo/SP
CEP: 01092-900

SALVADOR SPECIALIZED SECURITIES BRANCH
Av. Estados Unidos, 50 - 2º AND - (ED SESQUICENTENÁRIO)
Comércio - Salvador/BA
CEP: 40020-010

          1.7.2. The Company’s shareholders who have their subscription rights deposited at BM&FBOVESPA shall exercise their rights through their custody agents, observing the terms set forth by BM&FBOVESPA and the conditions of this Notice.

               1.7.2.1. Those shareholders who have their subscription rights deposited at BM&FBOVESPA and wish to condition their Class B preferred shares subscription, pursuant to items 1.6.1, 1.6.2 and 1.6.3 above, shall first transfer the deposit of all their rights to Banco Itaú S.A., responsible for the services related to recording the Company’s shares, and subsequently, attend one of the Banco Itaú S.A. branches listed in item 1.7.1 above to fill out the specific subscription list.

          1.7.3. The Company’s shareholders who wish to trade their subscription rights may do so. Shareholders whose shares are registered in the Company’s registers at Banco Itaú S.A. shall request from that institution the respective right assignment list, which shall be issued by Banco Itaú S.A.

          1.7.4. Once the right assignment list is issued, in compliance with the terms described in the previous item, and having it been effectively sold, the corresponding assignment statement on the overleaf of the right assignment list will be required with the signature of the assigner duly notarized.

          1.7.5. Since the Class B preferred shares and the preemptive right in the subscription will not be registered under the U.S. Securities Act of 1933 (“Securities Act”), this right may not be exercised within the United States of America or by U.S. persons, as set forth in the Regulation S under the Securities Act, neither may these shares be offered or sold within the U.S. or to U.S. persons, as previously defined.

          1.7.6. It is advisable that the holders of American Depositary Receipts (“ADRs”) consult the ADRs depositary bank, The Bank of New York Mellon, for further information about the rights to which they are entitled upon this capital stock increase.

     1.8. Block. The current deposit block of the Company’s outstanding preferred shares, PCAR4, that were converted into to Class A preferred shares, pursuant to item (ii) above, shall be valid until and including July 10, 2009.

     2. TO GLOBEX’S SHAREHOLDERS

     2.1. Subscription of the Class B Preferred Shares and Adhesion to the Agreement.

          2.1.1. Globex’s controlling shareholders elected to subscribe the Class B preferred shares, according to the Subscription Agreement executed by them on the same execution date of the Agreement, and by reason of that Globex’s controlling shareholders were granted an additional credit of 10% of the installment portion of the purchase price, which shall be exclusively used to pay the Class B preferred shares.

          2.1.2. Alternatively to the tender offer to be executed by Mandala, a CBD’S subsidiary, for the acquisition of common shares held by the minority shareholders of Globex (“OPA”), pursuant to Article 254-A of the Brazilian Corporation Law and CVM Rule 361/02, Globex’s minority shareholders may chose, irrevocably and irreversibly, to adhere to the Agreement and consequently, sell to Mandala, wholly or partially, Globex shares held by them, for R$7.5850 per share, of which R$3.4353 shall be paid in cash and R$4.1497 shall be paid in one installment, in the 4th anniversary of the effective date of share acquisition referred to in this item and subsequent transfer to Mandala. The installment portion shall be adjusted according to the CDI variation in the period between the 90th day after the execution date of the Agreement, June 07, 2009, and the date of its effective payment, pro rata temporis.

          2.1.2.1. Globex’s shareholders who choose to adhere to the Agreement shall mandatorily subscribe and pay the Class B preferred shares in the amount equivalent to the installment portion of the purchase price of their respective transferred shares, and shall have their respective Globex shares transferred to Mandala on the payment date of the cash of the purchase price of these shares according to the schedule in item 2.1.2.6 below.

          2.1.2.2. It shall be granted to Globex’s minority shareholders who express their intention to adhere to the Agreement and subscribe the Class B preferred shares, and once the adhesion to the Agreement is irrevocably and irreversibly executed, similarly to Globex’s controlling shareholders, an additional credit of 10% of the installment portion of the purchase price, in the amount of R$0.4150 per share, which shall be exclusively used to pay the Class B preferred shares;

          2.1.2.3. In the event that the amount of credit held by a particular Globex shareholder, already increased by the additional credit of 10%, as provided for in item 2.1.2.2 above, is not sufficient to pay an integer of Class B preferred shares, this shareholder shall receive the next lower integer of Class B preferred shares, receiving the corresponding difference in cash within ten (10) business days as of the ratification of the capital stock increase.

          2.1.2.4. For illustration purposes, below there is an example of the calculus of the amount to be paid in cash and of the number of Class B preferred shares to which a Globex shareholder who has chosen to adhere to the Agreement and owns 1,000 shares issued by Globex (GLOB3) would be entitled:

		Additional credit for
	Tag Along	subscription of Class B	TOTAL
Conditions for Globex’s	R$ / GLOB3 share	preferred shares	R$ / GLOB3 share
Shareholders		R$ / GLOB3 share

Cash	3.4353		3.4353

Installment portion	4.1497	0.4150	4.5647

TOTAL	7.5850	0.4150	8.0000

Upon adhesion to the	R$/ GLOB3 share	R$ / 1,000 GLOB3
Agreement		share

Cash	3.4353	3.435.30
Subscription of Class B
preferred shares	4.5647	4.564.70

TOTAL	8.0000	8.000.00

Class B preferred shares to be subscribed related to the installment portion

	Number of Class B
Amount of credit held (R$)	preferred shares to	Amount delivered in	Difference to be
	be subscribed[1]	shares	received in cash

4,564.70	114	4,560.00	4.70
1) issued at R$40.00 / share

          2.1.2.5. The shares issued by Globex that are transferred to Mandala due to the adhesion of their holders to the Agreement shall be automatically excluded from the OPA.

          2.1.2.6. Globex’s shareholders who express their intention to adhere to the Agreement and subscribe the Class B preferred shares shall have their respective shares issued by Globex automatically blocked for trading, and the cash portion of the purchase price of the shares issued by Globex sold pursuant to this item 2.1.2, in the amount of R$3.4353 per share, shall be paid according to the schedule below, without monetary restatement:

(i)	the shareholders who adhere to the Agreement and subscribe Class B preferred shares between and including July 8 and 17, 2009 shall receive the cash portion of the purchase price on July 24, 2009;

(ii)	the shareholders who adhere to the Agreement and subscribe Class B preferred shares between and including July 20 and August 6, 2009, shall receive the cash portion of the purchase price on August 13, 2009.

(iii)	the shareholders who adhere to the Agreement and subscribe Class B preferred shares between and including August 7 and August 21, 2009, shall receive the cash portion of the purchase price on August 28, 2009.

          2.1.3. In case, due to the exercise, by CBD’s shareholders, of the preemptive right in the subscription of Class B preferred shares issued, pursuant to item 1.1 above, it is not possible for Globex’s shareholders who had expressed their intention to subscribe the Class B preferred shares to effectively subscribe them, totally or partially, these Globex’s shareholders shall receive the amount equivalent to the Class B preferred shares whose intention of subscription was expressed but not executed, in cash, within ten (10) business days as of the ratification of the capital increase aforementioned in item (iv).

     2.2. Term to Express the Intention. Globex’s shareholders who, as provided for in item 2.1.2 above, wish to adhere to the Agreement and subscribe the Class B preferred shares shall express their intention within forty-five (45) days, starting on July 8, 2009 and ending on August 21, 2009.

     2.3. Means of Payment. Globex’s shareholders who chose to adhere to the Agreement and, consequently, subscribe the Class B preferred shares, as provided for in item 2.1 above, shall mandatorily pay the subscribed shares with the credits held against Mandala, resulting from the installment portion of the purchase price of their respective shares, pursuant to the Agreement.

     2.4. Guarantee of the Subscription Price of Class B Preferred Shares. As provided for in the Agreement, and exclusively to Globex’s shareholders who adhere to the Agreement, who consequently subscribe the Class B preferred shares, shall be ensured that, should the market value of the Class A preferred shares, calculated according to the weighted average price by volume in each trading session, within fifteen (15) trading sessions of BM&FBOVESPA immediately before each date of conversion, as described in item (iv.3) above, be lower than the price per Class A preferred share equivalent to forty reais (R$40.00), duly restated according to the CDI variation, as of the date of execution of the Agreement until the respective date of conversion, Mandala shall pay to Globex’s shareholders who subscribed to the Class B preferred shares, on the second business day immediately after each respective date of conversion, an amount corresponding to the aforementioned difference, per Class B preferred share subscribed (“Difference”). For clarification purposes, the terms and conditions reflected in this item 2.4.1 constitute a contractual right, and not a right associated to, resulting from, or inherent to the Class B preferred shares.

          2.4.1. With regard to the Class B preferred shares to be converted within five (5) days after the ratification of CBD’s capital stock increase resulting from the issue of Class B preferred shares, the amount of the respective Difference is R$3.6927 per Class B preferred share, which shall be paid by Mandala on the same date of conversion mentioned in this item 2.4.1.1.

          2.4.2. The amount of the Difference aforementioned in item 2.4.1.1 shall be adjusted according to the CDI variation as of June 7, 2009 until the date of its effective payment.

     2.5. Instructions for Expression of Intention to Adhere to the Agreement and Share Subscription.

          2.5.1. The Globex’s shareholders whose shares are deposited at BM&FBOVESPA and wish to adhere to the Agreement and consequently subscribe the Class B preferred shares shall irrevocably and irreversibly request adhesion to the Agreement through their custody agents, observing the terms set forth by BM&FBOVESPA and the conditions of this Notice.

          2.5.2. The Globex’s shareholders whose shares are recorded in their registers at Banco Itaú S.A. and who wish to adhere to the Agreement and consequently subscribe the Class B preferred shares shall irrevocably and irreversibly express their intention through a specific document (“Expression Document”), which shall be available at the Banco Itaú S.A. branches listed below as of July 8, 2009, with the consequent adhesion to the terms and conditions of the Agreement, duly described in the Expression Document.

BRASÍLIA SPECIALIZED SECURITIES BRANCH
SCS Quadra 3 – Edif. D’Angela, 30 – Bloco A, Sobreloja
Centro – Brasília/DF
CEP: 70300-500

BELO HORIZONTE SPECIALIZED SECURITIES BRANCH
Av. João Pinheiro, 195 – Subsolo
Centro – Belo Horizonte/MG
CEP: 30130-180

CURITIBA SPECIALIZED SECURITIES BRANCH
R. João Negrão, 65 – Sobreloja
Centro – Curitiba/PR
CEP: 80010-200

PORTO ALEGRE SPECIALIZED SECURITIES BRANCH
R. Sete de Setembro, 746 – Térreo
Centro – Porto Alegre/RS
CEP: 90010-190

RIO DE JANEIRO SPECIALIZED SECURITIES BRANCH
R. Sete de Setembro, 99 – Subsolo
Centro – Rio de Janeiro/RJ
CEP: 20050-005

SÃO PAULO SPECIALIZED SECURITIES BRANCH
R. Boa Vista, 176 – 1 Subsolo
Centro - Sao Paulo/SP
CEP: 01092-900

SALVADOR SPECIALIZED SECURITIES BRANCH
Av. Estados Unidos, 50 - 2º AND - (ED SESQUICENTENÁRIO)
Comércio - Salvador/BA
CEP: 40020-010

     2.6. Documents Required for Expression of Intention to Adhere to the Agreement and Share Subscription.

          2.6.1. Individual: original or certified copy of the Identity Card (RG) and of the Individual Taxpayer’s ID (CPF/MF) and proof of residence, followed by the respective proof of ownership of the shares issued by Globex.

          2.6.2. Legal Entity: original or certified copy of (i) the Corporate Taxpayers’ ID (CNPJ/MF) enrollment card, (ii) bylaws or articles of association, (iii) corporate documents granting powers of representation, and (iv) original or certified copy of the Identity Card (RG), of the Individual Taxpayer’s ID (CPF/MF) and proof of residence of the representatives, followed by the respective proof of ownership of the shares issued by Globex.

          2.6.3. By proxy: power of attorney duly notarized, grant of specific powers, the number of shares that the shareholder intends to subscribe, and the documents listed in the items above related to the grantor.

     The Investor Relations Department is available to shareholders through the telephone number +55 (11) 3886-0421 or the e-mail gpa.ri@grupopaodeacucar.com.br for clarification of any possible doubts related to this Notice.

São Paulo, July 6, 2009

Daniela Sabbag
Investor Relations Officer
Companhia Brasileira de Distribuição

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 07, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.